Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Predecessor Entity	Successor Entity
	January 1 to January 31, 2008	February 1 to December 31, 2008	For the Year Ended December 31, 2009	For the Year Ended December 31, 2010	For the Year Ended December 31, 2011	For the Year Ended December 31, 2012
		(in thousands)
Earnings:
Loss from continuing operations before income taxes	$(322,252)	$(994,253)	$(762,970)	$(542,029)	(490,658)	$(169,129)

Fixed charges	86,720	1,370,930	1,451,435	1,485,912	1,446,320	1,397,489
Income (loss) from equity investees	(15)	17,127	(27,850)	(1,764)	24,658	—
Amortization of capitalized interest	2,493	27,361	39,724	34,956	37,997	45,192
Interest capitalized	(4,745)	(60,943)	(78,836)	(99,366)	(129,168)	(117,369)

Total adjustments	84,453	1,354,475	1,384,473	1,419,738	1,379,807	1,325,312

Earnings adjusted for fixed charges	$(237,799)	$360,222	$621,503	$877,709	$889,149	$1,156,183

Fixed charges:
Interest expensed and capitalized, including amortization of expenses related to indebtedness	$86,254	$1,364,778	$1,445,703	$1,480,720	$1,441,770	$1,392,240
Portion of rent expense representative of interest (1)	466	6,152	5,732	5,192	4,550	5,249

Total fixed charges	$86,720	$1,370,930	$1,451,435	$1,485,912	$1,446,320	$1,397,489

Ratio of earnings to fixed charges (2)	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$324,519	$1,010,708	$829,932	$608,203	$557,171	$241,306

Notes:

(1) - One third of rent expense is deemed to be representative of interest.

(2) - For purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) from continuing operations before income taxes less capitalized interest, plus amortization of capitalized interest and fixed charges. Fixed charges include interest expense (including amortization of debt issuance costs), capitalized interest and the portion of operating rental expense that our management believes is representative of the interest component of rent expense. The ratio of earnings to fixed charges is not presented for the periods in which earnings were inadequate to cover fixed charges. See the Deficiency of earnings available to cover fixed charges line above for the amount of the deficiency.